PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and First Eagle Investment Management, LLC (“First Eagle”), intending to be legally bound, hereby agree with each other as follows:

1. The Trust hereby offers First Eagle and First Eagle hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the First Eagle Global Equity ETF and First Eagle Overseas Equity ETF (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on December 12, 2024.

2. The Trust hereby acknowledges receipt from First Eagle of funds in the amount of $70 in full payment for the Shares.

3. First Eagle represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 12, 2024.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary
First Eagle Investment Management, LLC
By:	/s/ Sheelyn Michael
Name:	Sheelyn Michael
Title:	Managing Director, Deputy General Counsel